UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Beacon Roofing Supply, Inc.

File No. 5-80234 - CF#37036

CD&R Boulder Holdings, L.P. and CD&R Investment Associates IX, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on November 21, 2018, relating to their beneficial ownership of common stock of Beacon Roofing Supply, Inc.

Based on representations by CD&R Boulder Holdings, L.P. and CD&R Investment Associates IX, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


Exhibit 99.5   through November 20, 2019


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary